Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Kelly, Phillip E.	2. Issuer Name and Ticker or Trading Symbol VSOURCE, INC. (VSRC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner _X_ Officer (give ___ Other (specify title below) below) Cheif Executive Officer
(Last) (First) (Middle) Unit 501, AXA Centre, 151 Gloucester Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 07/2001
(Street) Wanchai Hong Kong		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Exchangeable Notes(1)		07/12/2001	P							$768,750 (1)			D	N/A
Warrants	$0.12 (2)	07/12/2001	P	1(2)			07/06/2006 (2)						D	N/A
Explanation of Responses: (1) See Attachment 1 (2) See Attachment 2
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Phillip E. Kelly **Signature of Reporting Person	08/09/2001 Date
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Phillip E. Kelly Form 4--Attachment 1

Pursuant to an Exchangeable Note and Warrant Purchase Agreement dated as of July 12, 2001 (the "Series B Purchase Agreement"), Vsource, Inc. (the "Issuer") issued $4,264,000 in original principal amount of exchangeable promissory notes ("Series B Notes"), with the terms described below.  Mr. Kelly purchased one of the Series B Notes issued on July 12, 2001, in the original principal amount of $768,750.  Unless previously repaid or exchanged, the Series B Notes mature on June 30, 2003.

If Mr. Kelly's Series B Note is not paid in full on or prior to February 12, 2002 then, at any time thereafter, Mr. Kelly may at his option exchange the note, in whole or in part, for a convertible promissory note (the "Series A Notes") to be issued by the Issuer under a Convertible Note Purchase Agreement dated as of June 25, 2001 (the "Series A Purchase Agreement").  The proceeds from the sale of the Series B Notes were used, among other things, to post a deposit (the "Deposit") with a commercial bank to support a letter of credit (the "Letter of Credit") in support of an exclusive reseller agreement that the Issuer had entered into with Gateway Manufacturing, Inc.  In the event that the issuer of the Letter of Credit withdraws funds from the Deposit to support the Letter of Credit, and those funds are not replaced by the Issuer within three business days, then a portion of Mr. Kelly's Series B Note equal to his pro rata portion of the unreimbursed withdrawal will be automatically exchanged for a Series A Note of equal principal amount.  The exchanged portion of his Series B Note will then be cancelled.

At any time, a holder of a Series A Note may elect to convert the Series A Note into a number of shares of Series 3-A Preferred Stock of the Issuer determined by dividing the outstanding principal and interest on the Series A Note by $60.  All Series A Notes shall be automatically so converted upon the election of the holders of Series A Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Notes.   The $60 conversion price described above is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, and (c) recapitalizations, reclassification or exchange.

Subject to the Conversion Conditions (as defined below), each share of Series 3-A Preferred Stock to be issued upon conversion of a Series A Note is initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of $60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by $0.10, subject to adjustment in certain circumstances.  Each share of Series 3-A Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of the Series 3-A Preferred Stock.  The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by the Issuer below the conversion price of the shares of Series 3-A Preferred Stock.  The "Conversion Conditions" are that either (i) there is an effective amendment to the Issuer's certificate of incorporation increasing the authorized shares of Common Stock to at least 200 million shares and that stockholders of the Issuer have approved the issuance of shares of Common Stock upon conversion of the Series 3-A Preferred Stock; or (ii) the Issuer has decided not to seek such approvals and the Issuer has received an opinion of counsel, which has not been withdrawn, to the effect that (x) such approval is not required for the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; (y) such shares of Common Stock, when issued, will be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of the Issuer's securities are then listed, if any.

Because the exchange of Mr. Kelly's Series B Note for Series A Notes is beyond his control, Mr. Kelly does not currently beneficially own any Series A Notes for which his Series B Note might be exchanged, or any shares of Series 3-A Preferred Stock into which such Series A Notes could be converted, or any shares of Common Stock into which such Series 3-A Preferred Stock could be converted.  Accordingly, none of such Series A Notes, Series 3-A Preferred Stock or Common Stock are reported at this time in this Form 4.

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Phillip E. Kelly Form 4--Attachment 2

Pursuant to the Series B Purchase Agreement, under which each purchaser was entitled to receive a warrant (the "Warrants") to purchase five shares of Common Stock for each $1.00 in principal amount of Series B Notes purchased, on July 12, 2001 Mr. Kelly received a Warrant to purchase 3,843,750 shares of Common Stock in connection with his purchase of a Series B Note in the original principal amount of $768,750.

The Warrants have an exercise price of $0.10 per share and expire on July 12, 2006.  The exercise price is subject to adjustment in the event of (a) stock splits or combinations, (b) certain dividends and distributions, (c) reorganizations, mergers, consolidations or sales of assets or (d) a sale of shares of Common Stock below $0.10 a share.  The Warrants are only exercisable if either of the following conditions are met:  (i) there is an effective amendment to the Issuer's certificate of incorporation increasing the authorized shares of Common Stock to at least 200 million shares and that stockholders of the Issuer have approved the issuance of shares of Common Stock upon exercise of the Warrants; or (ii) the Issuer has decided not to seek such approvals and the Issuer has received an opinion of counsel, which has not been withdrawn, to the effect that (x) such approval is not required for the issuance of Common Stock upon exercise of the Warrants; (y) such shares of Common Stock, when issued, will be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of the Issuer's securities are then listed, if any.

Because the ability to exercise the Warrant is subject to satisfaction of the conditions described in the immediately preceding paragraph, and because satisfaction of such conditions is beyond Mr. Kelly's control, Mr. Kelly does not currently beneficially own any shares of Common Stock which would be issued upon exercise of his Warrant.  Accordingly, none of such Common Stock is reported at this time in this Form 4.

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